

16013682

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2016
Washington DC

SEC FILE NUMBER
8- 44695

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INVEX, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Brickell Key Drive, Suite 400
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerardo Reyes Retana — 786- 4251717
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue, 9th Floor	New York ,	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Gerardo Reyes Retana**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Invex, Inc.**, as of **December 31**, 20**15**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


CAROLINA J. CARMONA
MY COMMISSION EXPIRES
August 4, 2017
#FF 005099
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

Signature

President

Title

02-11-16

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders ' Equity or Partners' or Sole Proprietors ' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims to Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain positions of this filing, see section 240.17a-5(e)(3)*


Grant Thornton

Consolidated Financial Statements and Report of Independent Registered Public Accounting Firm

INVEX, Inc. and Subsidiaries

December 31, 2015 and 2014

Contents



Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017
T 212.599.0100
F 212.370.4520
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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
INVEX, Inc. and subsidiaries

We have audited the accompanying consolidated statements of financial condition of INVEX, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2015 and 2014, and the related consolidated statements of operations, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of INVEX, Inc. and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's basic consolidated financial statements. Such supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the basic consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the supplementary information, we evaluated whether the information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information referred to above is fairly stated, in all material respects, in relation to the basic consolidated financial statements taken as a whole.

Grant Thornton LLP

New York, New York
February 26, 2016



Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017
T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY CFTC REGULATION 1.16

To the Board of Directors of
Invex Inc. and Subsidiaries

In planning and performing our audit of the financial statements of Invex, Inc. and Subsidiaries (the "Company") as of and for the year ended December 31, 2015, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry accounts for customers or perform custodial functions relating to customer funds or securities, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.
2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2015, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, the National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 26, 2016

INVEX, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2015 and 2014

ASSETS

	2015	2014
Cash and cash equivalents	$ 1,316,889	$ 334,735
Restricted Cash	-	677,290
Deposits with clearing broker	250,049	188,266
Securities purchased under agreements to resell	52,346,737	45,784,985
Securities owned - at fair value	6,882,123	5,524,279
Securities owned - equity-method	1,238,763	1,515,994
Receivables from clearing brokers	3,751,534	6,396,005
Deferred tax asset	614,851	1,739,224
Interest and accounts receivable	348,816	152,533
Furniture and equipment - net of accumulated depreciation of $516,161 in 2015 and $460,886 in 2014	52,804	98,063
Prepaid and other assets	1,478,297	1,862,659
Total assets	$ 68,280,863	$ 64,274,033

LIABILITIES AND SHAREHOLDER'S EQUITY

	2015	2014
Liabilities:		
Notes payable to customers	$ 52,288,771	$ 45,759,381
Securities sold, not yet purchased - at market value	188,550	61,560
Other liabilities	521,057	1,143,899
Total liabilities	52,998,378	46,964,840
Shareholder's equity:		
Common stock, $1 par value - 1,000 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in capital	9,999,000	9,999,000
Retained earnings	5,282,485	7,309,193
Total shareholder's equity	15,282,485	17,309,193
Total liabilities and shareholder's equity	$ 68,280,863	$ 64,274,033

The accompanying notes are an integral part of these financial statements.

INVEX, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2015 and 2014

	2015	2014
Revenues:		
Commissions	$ 5,724,260	$ 4,762,063
Interest and dividend income	291,413	145,374
Advisory Fees	710,429	-
Trading income/(loss), net	(358,334)	527,098
Total revenues	6,367,768	5,434,535
Expenses:		
Employee compensation and benefits	3,626,103	3,238,040
Subscriptions, dues, and clearing fees	803,077	742,703
Communications	509,463	495,649
Professional fees	1,076,354	962,526
General and administrative	439,498	389,575
Interest expense	310,798	574,071
Occupancy and equipment rental	291,832	312,945
Total expenses	7,057,125	6,715,509
Net loss from brokerage operations	(689,357)	(1,280,974)
Impairment of equity method investment	-	(620,659)
Equitable share of (loss)/gain from unconsolidated investee	(277,231)	(95,839)
Loss before benefit (expense) for income taxes	(966,588)	(1,997,472)
Income tax benefit (expense)	(1,060,120)	661,551
Net loss	$ (2,026,708)	$ (1,335,921)

The accompanying notes are an integral part of these financial statements.

INVEX, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
For the Years Ended December 31, 2015 and 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - January 1, 2014	$ 1,000	$ 9,999,000	$ 8,645,114	$ 18,645,114
Net loss	-	-	(1,335,921)	(1,335,921)
Balance - December 31, 2014	1,000	9,999,000	7,309,193	17,309,193
Net loss	-	-	(2,026,708)	(647,536)
Balance - December 31, 2015	$ 1,000	$ 9,999,000	$ 5,282,485	$ 15,282,485

The accompanying notes are an integral part of this financial statement.

INVEX, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2015 and 2014

	2015	2014
Cash flows from operating activities:		
Net loss	$ (2,026,708)	$ (1,335,921)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	55,275	69,992
Equitable share of loss from unconsolidated investee	277,231	95,839
Impairment on equity method investment	-	620,659
Deferred income tax expense (benefit)	1,060,120	(74,330)
Decrease (increase) in assets:		
Restricted cash	677,290	614,155
Deposits with clearing broker	(61,823)	(40)
Securities purchased under agreements to resell	(6,561,752)	(12,587,934)
Securities owned-at fair value	(1,357,844)	(3,053,199)
Receivables from clearing broker	2,644,511	5,621,832
Interest and accounts receivable	(196,283)	(13,324)
Prepaid and other assets	448,615	(685,403)
Increase (decrease) in liabilities:		
Notes payable to customers	6,529,390	12,567,658
Securities sold, not yet purchased	126,990	5,770
Other liabilities	(622,842)	(694,317)
Net cash provided by operating activities	992,170	1,151,437
Cash flows from investing activities:		
Purchases of furniture and equipment	(10,016)	(12,623)
Capital contributed to unconsolidated investee	-	(1,166,666)
Net cash used in investing activities	(10,016)	(1,179,289)
Net increase (decrease) in cash and cash equivalents	982,154	(27,852)
Cash and cash equivalents - beginning of year	334,735	362,587
Cash and cash equivalents - end of year	$ 1,316,889	$ 334,735
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$ 310,798	$ 574,072

The accompanying notes are an integral part of these financial statements.

INVEX, Inc. and Subsidiaries
SCHEDULE OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
As of December 31, 2015 and 2014

Such claims at January 1, 2014	$ -
Increases	-
Decreases	-
Balance of such claims at December 31, 2014	$ -
Such claims at January 1, 2015	$ -
Increases	-
Decreases	-
Balance of such claims at December 31, 2015	$ -

The accompanying notes are an integral part of these financial statements.

NOTE A - ORGANIZATION

INVEX, Inc. ("INVEX"), a Delaware corporation, was incorporated on January 30, 1992, and received its broker/dealer registration from the Securities and Exchange Commission (the "SEC") on March 24, 1992. INVEX is wholly owned by INVEX, Casa de Bolsa, S.A. de C.V. (the "Parent") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Parent's business activities include broker/dealer activities, underwriting, and proprietary trading in Mexican securities. The Parent is a member of the Mexican-based financial group, INVEX, Controladora, S.A. de C.V. (the "Group").

INVEX is a FINRA-registered securities broker/dealer offering brokerage services to the clientele of the Parent as well as executing proprietary trading for INVEX. The majority of INVEX's and its wholly owned "non-guaranteed" subsidiaries, INVEX USA's revenue relates to commissions attributable to customer transactions.

Invex, Inc. created a wholly owned subsidiary, Invex Advisors LLC (Invex Advisors), in 2012. Invex Advisors offers investment advisory services to select clients. Invex Advisors charges an annual fee to its clients. Invex Advisors commenced operations in January 2015.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and include the accounts of the Company and its wholly owned subsidiaries, Invex USA and Invex Advisors, LLC, (collectively the "Company") after the elimination of all intercompany balances and transactions.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements. Such estimates include the fair value of securities and other financial instruments, allowance for doubtful accounts, accruals for liabilities, valuation allowance for deferred tax assets, revenue and expense accruals, and other matters, including a disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(continued)

NOTE B - SIGNIFICANT ACCOUNTING POLICIES – Continued

Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit at banks and depository institutions. The Company considers all highly liquid investments (including money market funds) with maturities at time of purchase three months or less, that are not held for sale in the ordinary course of business, to be cash equivalents. At times, such balances may exceed federally-insured limits per financial institution. The Company has experienced no losses in connection with such balances over FDIC insured amounts and none are expected

Restricted Cash

Restricted cash consists of cash collateral for certain investments held at an investment banking firm.

Receivables from Clearing Brokers

Receivables from clearing broker represent cash held on account available for future trades.

Other Receivables

Other receivables consist primarily of interest and commissions earned during the year but not received as of year-end. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. As collection of receivables has historically been consistent and timely, management has determined collectability is reasonably assured. As such, the Company does not record an allowance for doubtful accounts or maintain a policy for determining reserves for past due or delinquent receivables.

Furniture and Equipment

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets which range from three to five years.

Securities Transactions and Revenue Recognition

Securities transactions, commission revenue and related expenses are recorded on a trade-date basis. Securities owned and securities sold but not yet purchased are stated at quoted market values with unrealized gains and losses reflected in trading income or loss—net on the accompanying consolidated statements of operations.

(continued)

NOTE B - SIGNIFICANT ACCOUNTING POLICIES – Continued

Commission revenues represent commissions generated by the Company's advisors for their clients' purchases and sales of securities as well as purchases of various investment products such as mutual funds, fixed income and option and commodity transactions. Commission revenue consists primarily of mark-up fees earned on bonds sold to customers.

The Company earns trading income, based on the realized and unrealized gains/ (losses) on securities which are reported net of expenses on the accompanying consolidated statements of operations on December 31, 2015.

The Company earns interest and dividend income from its cash equivalents and securities owned, less interest expense on related transactions.

Securities purchased under agreements to resell are collateralized financing transactions and provide Invex USA clients with the opportunity to indirectly invest in overnight repurchase agreements in the US. As of December 31, 2015 and 2014, the securities purchased under agreements to resell have been pledged as collateral for the notes payable to customers and represent overnight and other short-term transactions. These are agreements to receive cash in exchange for short-term promissory notes ("notes payable") (no more than 180 days) and investing such cash in overnight repurchase instruments with US financial institutions with a stated minimum credit rating requirement. The notes payable are fixed rate instruments.

The Company earns a spread between the notes payable and the return on the repurchase agreement. Upon maturity the clients may elect to reinvest their proceeds in additional notes or to receive proceeds in cash. The notes payable are unsecured obligations of the Company.

Securities-owned inventory is carried at fair value, which is estimated based on quoted market prices for those or similar instruments (see Note C).

Foreign Currency

Certain customer investment trades are executed utilizing foreign currency. Investments denominated in foreign currencies are translated into U.S. Dollar amounts at the date of valuation. Purchases and sales of investments denominated in foreign currencies are translated into U.S. Dollar amount on the respective dates of such transactions. Reported net realized foreign exchange gains or losses arise from sales of investments, sale of foreign currencies and currency gains or losses realized between trade and settlement dates. The gains and losses are included as a component of the commission on the investment transaction.

(continued)

NOTE B - SIGNIFICANT ACCOUNTING POLICIES – Continued

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established to reduce the deferred tax assets when, based on the weight of available evidence, it is more likely than not that such assets will not be realized in the future.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (ASU 2014-09), to clarify the principles for recognizing revenue. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update is effective for annual reporting periods beginning after December 15, 2016. The Company is evaluating the impact this ASU will have on future consolidated financial statements.

In November 2015, the FASB issued Accounting Standards Update No. 2015-17, Balance Sheet Classification of Deferred Taxes (ASU 2015-17), to simplify the presentation of deferred income taxes. The amendments in this update require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. This update is effective for annual reporting periods beginning after December 15, 2016 and early adoption is permitted. The Company is evaluating the impact this ASU will have on future consolidated financial statements.

NOTE C - SECURITIES OWNED

Securities Owned - At Fair Value

The components of securities owned and securities sold, not yet purchased- at fair value at December 31, 2015 and 2014 are as follows:

	2015	
	Owned	Sold, Not Yet Purchased
Domestic –debt instruments	$ 99,000	$ -
Foreign – debt instruments	3,773,867	-
Domestic futures position	-	99,000
Foreign futures position	-	89,550
U.S. treasury bill	999,600	-
Foreign – mutual fund	2,009,656	-
	$ 6,882,123	$ 188,550

(continued)

NOTE C - SECURITIES OWNED– Continued

	2014	
	Owned	Sold, Not Yet Purchased
Domestic – equities	$ 417,313	$ -
Foreign equities	123,731	-
Domestic - Futures position on small cap equity index	-	61,560
U.S. treasury bill	2,500,000	-
Foreign - debt instruments	2,483,235	-
	$ 5,524,279	$ 61,560

Securities Owned - Equity Method

On April 25, 2011, the Company acquired for $4,000,000, an approximate 12.82% ownership interest in Bulltick Capital Market Holdings, LP ("Bulltick"), a broker-dealer partnership. The Company follows the equity method of accounting, as it has the ability to exercise significant influence, but not control, over operating and financial policies of Bulltick. As of the date of purchase, the basis difference between the carrying amount of the investment and the amount of the equity in net assets was approximately $4,000,000 of which $2,000,000 was deemed to be associated with amortizable intangible assets based on a preliminary purchase price allocation. During 2012 Bulltick entered into a Secured Convertible Promissory Note with a third party lender which diluted the ownership percentage in Bulltick of the Company from 12.82% to 10.74%. The Secured Convertible Promissory Note matured in April 2014 and the third party lender converted a portion of the note balance to equity which further diluted the ownership percentage in Bulltick of the Company from 10.74% to 8.73%. The Company entered into a Units Purchase Agreement with Bulltick on September 30, 2014 and purchased an additional 10.948% of Bulltick for $1,166,667 to increase its ownership percentage from 8.73% to 19.68%. The Company has recognized ($277,231) and ($716,498) of its equity in the earnings from this investee during 2015 and 2014, respectively, in the consolidated statements of operations. .

As of December 31, 2015, the Company held an ownership interest of 19.04% in Bulltick. As of and for the years ended December 31, 2015 and December 31, 2014, Bulltick's total assets, total liabilities, total revenue and net loss were as follows:

	(Unaudited) 2015	(Unaudited) 2014
Total assets	$4,200,490	$6,977,842
Total liabilities	4,707,437	6,336,002
Total revenue	19,280,206	21,706,132
Net (loss)/income	(1,408,553)	(1,230,813)

(continued)

NOTE C - SECURITIES OWNED- Continued

As of December 31, 2013, 51% of the Company's ownership interest in Bulltick was pledged as collateral against a loan note held by the investee with a third party. The loan note matured in April, 2014 and, as a result, the third party lender released the collateral of the note.

In 2015 the Company purchased $2,000,000 of shares of a Mutual Fund titled Invex Global Opportunities Fund. This mutual fund is managed by Invex Advisors, LLC, a wholly owned subsidiary of Invex, Inc.

NOTE D - RECONCILIATION OF ASSETS, LIABILITIES AND SHAREHOLDER'S EQUITY

A reconciliation of the amounts reported in the Company's consolidated financial statements herein to amounts reported by the Company on its unconsolidated Part IIA of Form X-17A-5, filed with the SEC for the year ended December 31, 2015, is as follows:

	Part IIA of Form X-17A-5	Reclassifications /Adjustments	Consolidation of Subsidiaries	Financial Statements
Assets:				
Cash and cash equivalents	$ 844,551	$ -	$ 472,338	$ 1,316,889
Deposits with clearing broker	-	250,049	-	250,049
Securities purchased under agreements to resell	-	-	52,346,737	52,346,737
Securities owned - at fair value	6,882,059	19	45	6,882,123
Securities owned – equity method	1,238,763	-	-	1,238,763
Receivables from other brokers and dealers	7,049,692	(7,049,692)	-	-
Receivables from clearing broker	-	3,711,358	40,176	3,751,534
Deferred tax asset	-	614,851	-	614,851
Interest and accounts receivable	-	154,039	194,777	348,816
Furniture and equipment, net of accumulated depreciation	52,804	-	-	52,804
Investment in subsidiaries	100,960	(1)	(100,959)	-
Prepaid and other assets	538,396	939,901	-	1,478,297
Total	$ 16,707,225	$ (1,379,476)	$ 52,953,114	$ 68,280,863
Liabilities:				
Notes payables to customers	$ -	$ -	$ 52,288,771	$ 52,288,771
Payable to Broker Dealers	304	(304)	-	-
Securities sold, not yet purchased at market value	188,550	-	-	188,550
Other liabilities	521,057	-	-	521,057
Total liabilities	709,911	(304)	52,288,771	52,998,378
Shareholder's equity	15,997,314	(1,379,172)	664,343	15,282,485
Total	$ 16,707,225	$ (1,379,476)	$ 52,953,114	$ 68,280,863

(continued)

NOTE E - INCOME TAXES

The Company uses an asset and liability approach for financial accounting and reporting for income taxes. This method gives consideration to the future tax consequences associated with carryforwards and with temporary differences between financial accounting and tax bases of assets and liabilities. These differences relate primarily to depreciation and loss carryforwards.

The Company has no significant permanent differences between the reported amount of income tax expense and the amount of income tax expense that would result from applying the federal statutory rates to pretax income from continuing operations. The difference between the statutory rate of 34% and the effective rate in 2014 and 2015 is primarily due to state income taxes.

The summary of the Company's income tax expense/(benefit) for the years ended December 31, 2015 and 2014 is as follows:

	2015	2014
Federal	$ -	$ (551,838)
State	-	(35,383)
Current tax benefit	-	(587,221)
Deferred tax expense (benefit)	1,060,120	(74,330)
Income tax expense (benefit)	$ 1,060,120	$ (661,551)

The summary of the tax effects of attributes that give rise to deferred tax assets and liabilities as of December 31, 2015 and 2014 is as follows:

	2015	2014
Deferred taxes:		
Unrealized losses on investments	$ 1,333,666	$ 1,647,492
Realized losses on investments	408,508	-
Net operating losses	170,335	-
Other	81,514	91,732
Deferred tax assets	1,994,023	1,739,224
Less: valuation allowance	(1,379,172)	-
Net deferred tax assets	$ 614,851	$ 1,739,224

As of December 31, 2015, the Company has recorded a partial valuation allowance against the deferred tax assets related to realized and unrealized capital losses carryforward. As of December 31, 2015, the Company has $1.1 million of investment losses which will expire in 2020. At December 31, 2015 the Company had net operating loss carryforwards of Federal: $470,798 and State: $2,158,578 which will be available for offset against future taxable income. At December 31, 2014 the Company had net operating loss carryforwards of Federal: $2,597,846 and State: $1,846,261. These net operating losses will begin to expire in 2033 for State and 2035 for Federal. During 2015, the Company carried back the net operating losses of $2,597,846 from 2013 and 2014 to offset 2012 Federal income taxes. At December 31, 2015, an

(continued)

NOTE E - INCOME TAXES- Continued

income tax receivable of $939,901 has been included in Prepaid and Other Assets on the Statement of Financial Condition.The open years applicable to INVEX, Inc. include tax years 2012 through 2015 for Federal tax purposes, and 2012 through 2015 for Florida tax purposes.

The Company recognizes financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. Adjustments are made to the uncertain tax position balance in the period in which the Company determines the issue is effectively settled with the tax authorities, the statute of limitations expires for the return containing the tax position or when more information becomes available. The Company also records estimated penalties and interest as part of the balance of the uncertain tax positions.

The Company provides for uncertain tax positions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. Interest and penalties on income taxes, if any, are recognized as part of interest expense on the consolidated statements of operations. The Company has determined that no liability for uncertain tax positions was necessary as of December 31, 2015 and 2014.

NOTE F - TRANSACTION WITH CLEARING BROKERS

The Company clears its U.S. securities transactions and customers' transactions on a fully disclosed basis through nonaffiliated clearing brokers.

NOTE G - NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company has elected to compute minimum net capital under the Alternative Net Capital method under Rule 15c3-1(f), which requires maintenance of minimum net capital of the greater of 2% of aggregate debit items or $250,000 as of December 31, 2015. At December 31, 2015, the Company had net capital as defined by Rule 15c3-1(f) of $9,696,380, which was $9,446,380 in excess of the required minimum net capital.

NOTE H - RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement and the Company is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for broker dealers.

(continued)

NOTE I - COMMITMENTS

The Company leases office space under an operating lease in Miami, Florida. The office lease provides for minimum annual rentals, which are subject to escalation clauses for operating costs and taxes. The future minimum lease payments for the Company are as follows:

2016	$237,784
2017	244,904
2018	41,834
	$524,522

Rent expense for the office space in Miami, Florida amounted to approximately $202,800 for the years ended December 31, 2015 and 2014.

NOTE J - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's securities transactions involve executions and settlements of various securities transactions as principal. These activities may expose the Company to risk in the event that counterparties are unable to fulfill contractual obligations.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The introduced customers are generally institutional or high-net-worth retail customers.

The Company's policy is to take possession of securities purchased under agreements to resell. The Company monitors the market value of the assets acquired to ensure their adequacy as compared to the amount at which the securities will be subsequently resold, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional collateral.

NOTE K - RELATED-PARTY TRANSACTIONS

The Company was charged an annual fee totaling approximately $141,000 and $110,100 by the Parent during 2015 and 2014, respectively, for use of the name "INVEX". As of December 31, 2015 and 2014, $140,974 and $110,100, respectively, were outstanding and payable to the Parent. There were no other amounts due to the Parent. The annual fee amounts due to the Parent are included in other liabilities in the consolidated statements of financial condition. The Company also paid $184,030 and $101,389 in 2014 and 2015, respectively, to reimburse the Parent for payments to Bloomberg for an automated trade ticket service. Bloomberg billed the Parent for the service provided to the Company and the Company reimburses the Parent upon receiving an invoice from the Parent. The Company also earned $175,362 and $158,606, respectively, in 2014 and 2015, on trades done with Banco Invex, S.A. an affiliated entity to the Company, domiciled in Mexico.

(continued)

NOTE K - RELATED-PARTY TRANSACTIONS- Continued

The Company has approximately $8,600 and $7,900 of receivables at December 31, 2015 and 2014, respectively, from employees related to personal expenses. The Company had a note receivable due from an employee in the amount of $49,883 and $53,807 as of December 31, 2015 and 2014, respectively. The note is unsecured and was issued on April 15, 2011 with a principal balance of $80,000 and a maturity of

April 15, 2012. A payment was made on the note in April of 2012 and a new note was executed to replace the original $80,000 note. The new note in the amount of $71,133 matures on or before April 15, 2020. The interest on the note accrues at 2% per annum, payable each year on the anniversary of the note. Such related party note and interest amounts are included in interest and accounts receivable in the accompanying consolidated statements of financial condition.

The Company paid a consulting fee totaling $30,000 and $35,000 in 2015 and 2014 respectfully to a Board member of INVEX, Inc., for developing client relationships in Mexico. These fees are included as a component of professional fees in the consolidated statements of operations.

NOTE L - EMPLOYEE RETIREMENT SAVINGS PLAN

The Company participates in a Salary Reduction Simplified Employee Pension Plan (the "Plan") for its employees. An employee is eligible to participate in the Plan after three months of employment with the Company. Employees can contribute from 1% to 15% of their bi-weekly pay into the Plan up to a maximum of the lesser of 25% of the participant's compensation (subject to Internal Revenue Code limits) or $18,000 in 2015 and $17,500 in 2014. The Company matches up to 100% of the first 3% of a participating employee's contribution to the Plan. During the years ended December 31, 2015 and 2014, the Company contributed approximately $55,000 and $38,000, respectively, to the Plan.

NOTE M - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various approaches. The Company uses an established fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

(continued)

NOTE M - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS - Continued

- Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

- Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

- Equities - The Company values investments in securities and securities sold, but not yet purchased that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

(continued)

NOTE M - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS - Continued

- Corporate bonds - The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates based on collateral values as key inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy. In instances where significant inputs are unobservable, they are categorized in Level 3 of the hierarchy.

- Resale and Repurchase Agreements - Securities purchased under agreements to resell and securities sold under agreements to repurchase, principally U.S. government, federal agency and investment-grade sovereign obligations, represent collateralized financing transactions, which are valued at their face amount due to the short-term nature and underlying credit quality of those instruments. The Company receives securities purchased under agreements to resell, makes delivery of securities sold under agreements to repurchase, and monitors market value of these securities on a daily basis.

- Credit default swaps – Management has identified two ways to evaluate the fair value of credit default swaps. One is to evaluate the rate or premium the company must pay to buy the credit protection offered by a credit default swap. The second is to evaluate the difference in the spread of the credit protection affected by the movement of the underlying index. The Company evaluates the difference between the nominal coupon of the credit default swap and the spread originally negotiated with the counterparty.

(continued)

INVEX, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
December 31, 2015 and 2014

NOTE M - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS - Continued

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value as of December 31, 2015:

Financial Assets and Liabilities at Fair Value
As of December 31, 2015

	Level 1	Level 2	Level 3	Total
ASSETS				
Financial instruments owned:				
Domestic treasury bill	$ 999,600	$ -	$ -	$ 999,600
Money market funds	34,640	-	-	34,640
Domestic debt instrument	-	99,000	-	99,000
Foreign debt instrument	-	3,773,867	-	3,773,867
Foreign Mutual Fund	$ -	$ 2,009,656	$ -	$ 2,009,656
Totals	$ 1,034,240	$ 5,882,523	$ -	$ 6,916,763
LIABILITIES				
Future position on corporate debt	-	188,550	-	188,550
Totals	$ -	$ 188,550	$ -	$ 188,550

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value as of December 31, 2014:

Financial Assets and Liabilities at Fair Value
As of December 31, 2014

	Level 1	Level 2	Level 3	Total
ASSETS				
Financial instruments owned:				
Domestic treasury bill	$ 2,500,000	$ -	-	$ 2,500,000
Money market funds	48,808	-	-	48,808
Domestic equities	-	417,313	-	417,313
Foreign equities	-	123,731	-	123,731
Corporate debt	$ -	$ 2,483,235	$ -	$ 2,483,235
Totals	$ 2,548,808	$ 3,024,279	$ -	$ 5,573,087
LIABILITIES				
Derivatives (credit default swaps)	$ -	$ 592,900	$ -	$ 592,900
Future position on small cap equity index	-	61,560	-	61,560
Totals	$ -	$ 654,460	$ -	$ 654,460

(continued)

NOTE N - FINANCIAL INSTRUMENTS NOT MEASURED AT FAIR VALUE

Some of the Company's financial instruments are not measured at fair value on a recurring basis but are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: cash and cash equivalents, cash deposited with the clearing broker, receivables - brokers, dealers, and clearing organization, securities purchased under agreements to resell, and payables - customers.

NOTE O - DERIVATIVE FINANCIAL INSTRUMENTS USED FOR PURPOSES OTHER THAN TRADING

As of December 31, 2014, the Company had outstanding Credit Default Swap Agreements (the "Agreements") with an investment banking firm with a notional amount of $10,000,000. The Agreements were entered into in order to economically hedge the credit risk associated with the Company's foreign and domestic debt securities. The Company pays an interest based fee to the investment banking firm in return for this guarantee. The Agreements are recorded at fair value, and changes in fair value together with the interest based fee are recognized as interest expense in the consolidated statements of operations. The Company unwound all of the Credit Default Swap Agreements with a notional amount of $10,000,000 during 2015. The Company realized a long term capital loss on the unwind of the Credit Default Swap Agreements. The tax benefit related to the realized long term capital loss is recognized in the income tax benefit line of the consolidated statement of operations. The Company recognized short term capital gains during 2015 before unwinding the Credit Default Swap Agreements. These gains related to the recovery value of three companies listed in the Credit Default Swap Agreements which declared bankruptcy in 2015. The resulting realized capital gain's of $256,083 are included.in the trading income/(loss), net in the consolidated statement of operations. The fair value of the Agreements with a notional amount of $10,000,000 amounted to a liability of ($592,900) as of December 31, 2014. This amount is included in other liabilities in the consolidated statements of financial condition as of December 31, 2014.

The Company does not apply hedge accounting as defined in FASB ASC 815, Derivatives and Hedging, as all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain of the disclosures required under FASB ASC 815 are generally not applicable with respect to these financial instruments.

NOTE P - SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred subsequent to December 31, 2015, through the date the consolidated financial statements were available to be issued, for potential recognition or disclosure in the accompanying consolidated financial statements. The Company didn't identify any subsequent events that would require recognition or disclosure in the financial statements.

(continued)

SUPPLEMENTARY INFORMATION

Schedule I

INVEX, Inc. and Subsidiaries
UNCONSOLIDATED COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2015

Net capital:		
Total shareholder's equity from unconsolidated statement of financial condition		$ 14,618,142
Deductions/Charges:		
Nonallowable assets:		
Deferred tax asset	$ 614,851	
Receivables	59,853	
Investments in and receivables from subsidiaries	100,960	
Furniture and equipment, net	52,804	
Investment in non-marketable securities	1,238,763	
Other assets	1,478,297	
Total nonallowable assets		3,545,528
Net capital before haircuts on securities positions (tentative net capital)		11,072,614
Deduct:		
Haircuts on securities:		
Debt securities	389,518	
Other securities	803,862	
Undue concentration	182,854	
Total haircuts on securities		1,376,234
Net capital		$ 9,696,380
Capital requirement:		
Greater of 2% of aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation ($0) or $250,000		$ 250,000
Net capital in excess of requirement		$ 9,446,380

Reconciliation with the Company's computation included in Part II of form X-17A-5 as of December 31, 2015, Filed on January 27,2016:

Equity as reported in the Company's Part II unaudited FOCUS report	$ 15,997,314
Audit adjustment to record valuation allowance on deferred tax assets	(1,379,172)
Equity per above	$ 14,618,142

Nonallowable assets as reported in the Company's Part II unaudited FOCUS report	$ 4,924,700
Audit adjustment to record valuation allowance on deferred tax assets	(1,379,172)
Nonallowable assets per above	$ 3,545,528

See auditor's report and accompanying notes to the financial statements.

Schedule II

INVEX, Inc. and Subsidiaries
STATEMENT REGARDING RULE 15C3-3 OF THE U.S. SECURITIES AND EXCHANGE COMMISION
December 31, 2015

The Company is exempt from Rule 15c3-3 of the U.S Securities and Exchange Commission under Paragraph (k)(2)(ii) of that rule.

See auditor's report and accompanying notes to the financial statements.



Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
INVEX, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("General Assessment Reconciliation (Form SIPC-7)") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by INVEX, Inc. (the "Company") and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 26, 2016



Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
INVEX, Inc.

We have reviewed management's statements, included in the accompanying INVEX, Inc.'s exemption report, in which (1) INVEX, Inc. (a Delaware corporation) (the "Company") identified the following provisions of 17 CFR § 15c3-3(k) under which the Company claimed an exemption from 17 CFR § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

New York, New York
February 26, 2016

invex Broker Dealer

Invex, Inc.'s Exemption Report

Invex, Inc. (the "Company") is a registered Broker –Dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by SEA Rule 17a-5(d)(4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and
(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3: (k)(2)(ii) throughout the most recent fiscal year without exception.

Invex, Inc.

I, Gerardo Reyes Retana, (swear or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:  ____________________

Title: President

February 10, 2016.

invex
Invex, Inc.
Broker Dealer
601 Brickell Key Drive
Suite 400
Miami, Florida 33131
T 786 425 1717
F 786 425 1718
www.invex.com